March 26, 2015

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
Attn: Jeffrey P. Riedler, Assistant Director

Re:     FBL Financial Group, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 17, 2015
File No. 001-11917

Dear Mr. Riedler:

Below are the responses of FBL Financial Group, Inc. (the “Company,” or “we”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 24, 2015 with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on March 17, 2015.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Proposal Number Two, Page 36

1.
We refer to the proposed amendment to your Third Restated Bylaws designating a state court located within the State of Iowa, or, if no such state court has jurisdiction, a federal court located within the State of Iowa, as the sole and exclusive forum for specified legal actions, unless otherwise consented to by the company. Please highlight that such a provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with directors, officers or other employees, and may discourage lawsuits with respect to such claims. Additionally, please discuss the extent to which Iowa courts have found such choice of forum clauses valid and enforceable.

Response: We acknowledge the Staff’s comment, and in response propose to supplement the disclosure set forth in the Preliminary Proxy Statement by adding the underlined text set forth below to the first and second paragraphs under the heading “Background” on page 36 of the Company’s Definitive Proxy Statement. The full text of such paragraphs are set forth below to provide context.

The proposed amendment is intended to allow the Company to more efficiently manage potential litigation. In particular, the Board of Directors believes that the Company and its shareholders would benefit from the ability to require the specified actions to be brought in a single forum. By designating Iowa courts as the exclusive forum, the Company seeks to avoid costly and duplicative litigation, the risk of inconsistent outcomes when two similar cases proceed in different courts and the potential for Iowa law to be misinterpreted by courts in other states. Although exclusive forum provisions are becoming increasingly common in corporate bylaws, particularly among corporations incorporated in Delaware, not all courts have opined on the enforceability of such provisions. Therefore, even if this amendment is approved by the Company's shareholders, we cannot be sure that courts in other jurisdictions would enforce the exclusive forum provision and transfer any covered proceeding to Iowa courts. Additionally, to our knowledge Iowa courts have not yet opined, favorably or unfavorably, on the validity and enforceability of exclusive forum provisions in corporate bylaws.

Iowa law and the Company's Third Restated Bylaws permit either the Company's shareholders or, with certain limited exceptions, the Company's Board of Directors, to amend the Bylaws. Despite the ability of the Board of Directors to adopt the proposed amendment without shareholder approval, the Board has opted to instead seek shareholder approval of the amendment given its anticipated impact on the ability of shareholders to bring the specified legal actions. The adoption of an exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with directors, officers or other employees, and may discourage lawsuits with respect to such claims. Even if the proposal is approved by shareholders, either the Board of Directors or the Company's shareholders could later alter or repeal the exclusive forum provision in their discretion.

At your request, the Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning these responses, please contact the undersigned at (515) 225-5631.

Sincerely,

/s/ James P. Brannen

James P. Brannen
Chief Executive Officer
FBL Financial Group, Inc.